19

08027907

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8- 49293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHAFS Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 Research Park Drive
(No. and Street)

Madison	Wisconsin	53725
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

2901 West Beltline Highway	Madison	Wisconsin	53713
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25 8

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Cutler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHAFS Equities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David B. Cutler
Signature

Vice President, Chief Compliance Officer
Title

Angela Miloszewicz, County of Dane, State of WI
Notary Public
expires 2/22/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)
Madison, Wisconsin

Balance Sheets

Years Ended December 31, 2007 and 2006

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Financial Statements

Years Ended December 31, 2007 and 2006

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
WHAFS Equities Corporation
Madison, Wisconsin

We have audited the accompanying balance sheets of WHAFS Equities Corporation (a subsidiary of WHA Financial Solutions, Inc.) as of December 31, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WHAFS Equities Corporation as of December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Wipfli LLP

February 19, 2008
Madison, Wisconsin

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Balance Sheets

December 31, 2007 and 2006

Assets		2007		2006
Assets:				
Cash and cash equivalents	$	1,010,071	$	861,971
Commissions receivable		165,270		187,049
Accounts receivable - Affiliate		103,397		101,632
Other assets		9,426		14,062
TOTAL ASSETS	$	1,288,164	$	1,164,714
Liabilities and Stockholder's Equity				
Taxes payable - Affiliate	$	74,610	$	-
Stockholder's equity:				
Common stock; $.01 par value; 9,000 shares authorized; 3 shares issued and outstanding		-		-
Additional paid-in capital		40,022		40,022
Retained earnings		1,173,532		1,124,692
Total stockholder's equity		1,213,554		1,164,714
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,288,164	$	1,164,714

See accompanying notes to financial statements.

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

WHAFS Equities Corporation (the "Company"), a wholly owned subsidiary of WHA Financial Solutions, Inc. (the parent company), is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business purpose is to market tax deferred annuities and mutual funds for employer-sponsored retirement plans and provide consulting and brokerage services to the health care industry. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues from commissions on a trade date basis.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a consolidated federal income tax return with its parent company. Federal and state income taxes are determined based on separate earnings or loss of the companies, and the amount of current tas is remitted to the Parent. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2007 and 2006 there were no deferred taxes payable or refundable.

Note 2 Commissions Receivable

Commissions receivable represent fees due from insurance companies for tax deferred annuities and mutual funds that the Company sells.

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Note 3 Major Customer

In 2006, one major employee-sponsored plan accounted for 13% of commissions and other revenues aggregating $176,000.

Note 4 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum regulatory net capital, as defined under such provisions. Regulatory net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had regulatory net capital of $1,069,084 and $1,034,913, respectively. Minimum net capital requirements at December 31, 2007 and 2006 were $5,000. The Company had an aggregate indebtedness to net capital ratio of .07 to 1 at December 31, 2007 and no aggregate indebtedness at December 31, 2006.

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Notes to Financial Statements

Note 5 Concentration of Credit Risk

The Company has several cash accounts at one financial institution. The Federal Deposit Insurance Corporation (FDIC) currently insures deposits up to $100,000. The Company's bank cash balances at December 31, 2007, in excess of the insured amount totaled approximately $910,000.

Note 6 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 7 Management Contract/Related-Party Transactions

The Company has a management contract with its Parent. The agreement requires the Parent to provide certain day-to-day operational support and to assist it with compliance and other matters, when deemed appropriate, and requires the Company to pay the Parent a management fee and reimburse them for expenses. Fees are based on substantially all costs incurred by the Parent related to Company expenses. For the years ended December 31, 2007 and 2006, the Company paid $1,177,200 and $995,000, respectively to the Parent as reimbursement for services performed on behalf of the Company. The Company paid certain expenses on behalf of the Parent company and made advances to the Parent company. At December 31, 2007 and 2006, $103,397 and $101,632, respectively, remained outstanding and is reported as accounts receivable - affiliate. At December 31, 2006 the Company had outstanding taxes payable to the Parent in the amount of $74,610. No accounts payable were outstanding at December 31, 2006.

Note 8 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2007 and 2006. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

END